May 10, 2013

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

www.sec.gov

Re:	bebe stores, inc.

Form 10-K for Fiscal Year Ended June 30, 2012

Filed September 13, 2012

Form 10-Q for Fiscal Quarter Ended December 29, 2012

Filed February 7, 2013

Response submitted March 21, 2013

Response submitted April 18, 2013

File No. 000-24395

Dear Ms. Jenkins:

This letter sets forth the responses of bebe stores, inc. (the “Company”, “we”, “us” and “our”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 29, 2013 regarding the Staff’s review of the Company’s Annual Report on Form 10-K filed for the fiscal year ended June 30, 2012 which was filed on September 13, 2012 and our Quarterly Report on Form 10-Q for the fiscal quarter ended December 29, 2012 which was filed on February 17, 2013.

The comments included your letter have been repeated in italics and our response follows each comment.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 23

1. We note in your response to our prior comment 1 that you exclude occupancy costs from internal margin as on-line sales have limited occupancy costs as compared to store sales. This variation in gross margin, and any other significant variation, in the cost structure between on-line sales and store sales should be discussed in your analysis of gross margin. In future filings, please provide a more robust discussion of on-line sales and their impact on gross margin for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue. Please provide us with draft disclosure of your planned changes. Refer to SEC Release 33-8350 for guidance.

400 VALLEY DRIVE, BRISBANE, CA 94005-1208 PH 415.715.3900

FAX 415.715.3939

As previously discussed, the Company is an omni-channel organization operating stores and on-line websites that sell a distinctive line of contemporary women’s apparel and accessories. The Company’s management views our on-line stores and physical stores as being integral and fundamentally inseparable components of the Company’s business of selling an array of merchandise to retail customers. Our corporate infrastructure is structured to support one customer who shops across every channel; website content is designed to foster and support both on-line and in-store sales and in-store content is designed to foster and support both in-store and online sales. In light of this, the data used by management does not track a separate gross margin for the Company’s online and store channels. Rather, the Company utilizes an internal margin in order to compare the merchandise costs at a store by store level. As previously discussed, the difference between the gross margin and the Company’s internal margin is the inclusion of occupancy, distribution and production costs. We do not allocate our occupancy, distribution and production costs between the on-line and stores operating divisions. In addition, the Company views these costs as relatively fixed and notes that any incremental increase in sales once these sales are covered, whether it be from an on-line or physical store, will have the same positive effect on our gross margin. Therefore, we respectfully advise the Staff that we do not believe providing a separate discussion of gross margin relative to our on-line sales is particularly meaningful in the context of evaluating our overall business performance. We also do not believe that a separate discussion of internal margins would be meaningful, because as previously provided; these are comparable across the on-line and physical stores. We will, however, in response to the Staff’s comments, include a more robust disclosure of on-line sales, including, where appropriate, historical trends, causative factors, and our thoughts about the future of this channel and its continued impact on our business. Please see below for an example of the type of disclosure we would plan to include in future filings, based on our December 29, 2012 results. Please note we will include on-line sales data points for all applicable reporting periods in future filings.

In the second quarter of 2013, our on-line sales increased 3.3%. The current year growth in e-commerce sales was driven by increased sales of both bebe and 2b brand merchandise. A significant contributor to our increase in e-commerce sales in 2013 was the continued movement towards more seamless multi-channel capabilities, including increasing our online assortment and improving online ordering capabilities in stores. We also believe that our website, mobile and social media marketing initiatives continue to be drivers of our increase in e-commerce sales. We plan to continue our investment in these initiatives. We believe that bringing website administration in house in the first quarter of 2013 has enabled us and will continue to enable us to continue to grow on-line sales, although not necessarily at the same rate as in the past given the progress we have already made in this area. On-line sales represented 11.9% of total net sales in the second quarter of 2013, and we continue to expect this channel to grow over the next few years.

Notes to Condensed Consolidated Financial Statements, page 6

Fair Value Measurements

Non-Financial Assets, page 9

2. We note your response to our prior comment 3. Your response did not fully address our comment, thus the comment will be partially reissued. In addition to the draft disclosure provided, please confirm in future filings you will provide the number of assets groups and total net book value of asset groups you have determined are at-risk (e.g., the remaining X stores that were at-risk, but not impaired, had a net book value of $Y). Please provide us with draft disclosure to be included in future filings.

Given the volume of information to be presented, the Company proposes to modify its prior response to the Staff’s comment to include presentation of the requested information in a tabular format. In future filings, which will reflect then-current circumstances, the Company proposes provide additional disclosures in our Notes to Condensed Consolidated Financial Statements included in our Quarterly Report on Form 10-Q and in our Annual Report on Form 10-K to address at-risk assets in a manner similar to the following:

The Company measures certain non-financial assets and liabilities, including long-lived assets, at fair value on a nonrecurring basis. During the three months ended December 29, 2012 and December 31, 2011, the Company recorded impairment charges of approximately $1.7 million and $0.4 million, respectively, related to under-performing stores. The following table presents the Company’s considerations of at-risk assets for the three and six month periods ended December 29, 2012 and December 31, 2011, respectively:

	Three months ended		Six months ended
	December 29, 2012	December 31, 2011	December 29, 2012	December 31, 2011
Number of stores identified as at risk and evaluated for impairment	16	7	17	13
Total carrying amount of stores identified as at risk prior to any impairment charges taken	$2.8 million	$1.3 million	$2.9 million	$3.1 million
Less: impairment charges booked during the period	$1.7 million	$0.4 million	$1.8 million	$0.4 million

Remaining carrying amount of stores identified as at risk after impairment charges taken	$1.1 million	$0.9 million	$1.1 million	$2.7 million
Number of stores considered at risk, but not impaired	3	5	3	11
Total carrying amount of stores identified as at risk, but not impaired	$0.8 million	$0.9 million	$0.8 million	$2.7 million

The fair market value of these assets was determined using the income approach and level 3 inputs, which required management to make significant estimates about future operating plans and projected cash flows. Management estimates the amount and timing of future cash flows based on its experience and knowledge of the retail market in which each store operates. The assumptions used in preparing the discounted cash flow model and the related sensitivity analysis around the discounted cash flow model include estimates for weighted average cost of capital of approximately (11%) and annual revenue growth rates (range from -10% to 25%). The stores not impaired had undiscounted cash flows that exceeded their net book value at a minimum of 110% and 71% for the three and six month periods ended December 29, 2012 and December 31, 2011, respectively.

This impairment charge is included in selling, general and administrative expenses (“SG&A”) in the accompanying condensed consolidated statements of operations and comprehensive income (loss). The Company was not required to measure any other significant non-financial assets and liabilities at fair value.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter please contact me at (415) 657-4556.

Sincerely,

/s/ Liyuan Woo

Liyuan Woo

Chief Financial Officer and Principal Accounting Officer

bebe stores, inc.

cc:	Steve Birkhold, Chief Executive Officer

Larry Smith, Senior Vice President and General Counsel

Tad Freese, Latham & Watkins LLP

Ellen Basilico, Deloitte and Touche LLP

Jamie Kessel, Securities and Exchange Commission

Brian Bhandari, Securities and Exchange Commission